UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File No. 001-38885

ORGANIGRAM HOLDINGS INC.
(Translation of registrant's name into English)

35 English Drive
Moncton, New Brunswick, Canada E1E 3X3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

INCORPORATION BY REFERENCE

Exhibits 99.1, 99.2, 99.3 and 99.4 to this report on Form 6-K furnished to the SEC are expressly incorporated by reference into the Registration Statement on Form F-10 of ORGANIGRAM HOLDINGS INC. (File No. 333-234564), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Equity Distribution Agreement

99.2	Consent of Goodmans LLP

99.3	Consent of Davies Ward Phillips & Vineberg LLP

99.4	Consent of Hodgson Russ LLP

99.5	News Release dated April 22, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Derrick West
______________________________________
Derrick West
Chief Financial Officer

Date:  April 22, 2020